December 18, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Organic Alliance, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-152980

Attn: Ramin M. Olson
Division of Corporation Finance

Dear Mr. Olson:

In response to the Staff’s comment letter to us dated December 16, 2008, we are enclosing herewith Amendment Number 5 to the Registration Statement on Form S-1 of Organic Alliance, Inc. (the “Company”). We will respond to the Staff’s comments in the same order as set forth in its letter to us.

1. We have included in the Exhibit section of Part II and in the Exhibit Index, footnote (2) which explains the filing of the first and second Exchange Agreements (Exhibits 10.1 and 10.2) and indicates that Exhibit 10.2 is the correct agreement and includes the reference to the 1,000,028 warrants rather than the original amount of 1,000,000 warrants.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron